RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

October 10, 2012
IM Ref. No. 201210101259

Based on the facts and representations provided in your letter dated October 10, 2012, we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") against Erste Abwicklungsanstalt ("EAA") under section 7(d) of the Investment Company Act of 1940 ("1940 Act") if EAA operates in the manner described in your letter without registering with the Commission as an investment company under the 1940 Act. Our position is based particularly on your representations that:

(i) EAA, a winding-up agency created under German law by the German Federal Agency for Financial Market Stabilization (*Bundesanstalt für Finanzmarktstabilisierung*, the "FMSA"), is a structurally and financially independent public law institution that was established with a purely public policy purpose relating to the German government's efforts to stabilize the financial markets after the onset of the financial crisis;

(ii) EAA's principal purpose is to take over and dispose of or wind up assets, liabilities and other risk exposures of WestLB AG, a financially troubled German regional state-owned bank domiciled in the German state of North Rhine-Westphalia ("NRW"), and its German and foreign subsidiaries ("WestLB") in order to stabilize WestLB and the financial markets;

(iii) once the transferred assets, liabilities and risk exposures of WestLB AG have been fully wound up or liquidated, EAA will itself be dissolved by order of the FMSA;

(iv) the German federal government and the German state of NRW, taken together, stand behind 100% of the obligations with respect to the securities issued by EAA; and

(v) EAA plans to offer debt securities in the United States as part of its U.S. dollar refinancing activities. EAA intends to limit investors in any distribution of debt securities in the United States to institutional accredited investors (meaning investors defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act of 1933) and to exclude all natural persons.

Our response expresses our views on enforcement action only, and does not express any conclusions with respect to the legal issues presented. You should note that any different facts or representations may require different conclusions.

Michael S. Didiuk

Michael S. Didiuk
Senior Counsel

CLEARY GOTTLIEB STEEN & HAMILTON LLP

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN
+ 49 (69) 97103-0
FACSIMILE + 49 (69) 97103-199
WWW.CLEARYGOTTLIEB.COM

NEW YORK • WASHINGTON, DC • PARIS • BRUSSELS • LONDON
COLOGNE • MOSCOW • ROME • MILAN • HONG KONG
BEIJING • BUENOS AIRES • SÃO PAULO • ABU DHABI

FRANKFURT AM MAIN

THOMAS M BUHL
RECHTSANWALT
AVOCAT AU BARREAU DE PARIS

DR STEPHAN BARTHELMESS
RECHTSANWALT
MEMBER OF THE NEW YORK BAR

WARD A GREENBERG
ATTORNEY AT LAW (USA)
MEMBER OF THE NEW YORK BAR

DR KLAUS RIEHMER
RECHTSANWALT

DR GABRIELE APFELBACHER
RECHTSANWÄLTIN
MEMBER OF THE NEW YORK BAR

DR THOMAS KOPP
RECHTSANWALT

DR J F DANIEL WEYDE
RECHTSANWALT, STEUERBERATER
MEMBER OF THE NEW YORK BAR

DR TILL MÜLLER-IBOLD
RECHTSANWALT
AVOCAT AU BARREAU DE BRUXELLES

DR WERNER MEIER
RECHTSANWALT
MEMBER OF THE NEW YORK BAR

HANNO SPERLICH
RECHTSANWALT

DR OLIVER SCHRÖDER
RECHTSANWALT

COLOGNE*

DR WOLFGANG KNAPP
RECHTSANWALT
AVOCAT AU BARREAU DE BRUXELLES

PROF DR DIRK SCHROEDER
RECHTSANWALT

DR JÜRGEN J SIEGER
RECHTSANWALT

DR ROMINA POLLEY
RECHTSANWÄLTIN

October 10, 2012

Securities and Exchange Commission
Division of Investment Management
Attn: Douglas J. Scheidt, Esq., Associate Director and Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549-0504
U.S.A.

Re: 1940 Act: Section 7(d)

Dear Mr. Scheidt,

We represent Erste Abwicklungsanstalt ("EAA"), a winding-up agency established under German law, in connection with its proposed public offerings of debt securities to non-retail investors in the United States. On behalf of EAA, we request that the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Staff") advise us that it will not recommend to the Securities and Exchange Commission (the "SEC") any enforcement action under Section 7(d) of the Investment Company Act of 1940 (the "1940 Act") if EAA issues debt securities in the United States to non-retail investors without registration under the 1940 Act as described herein.

I. Background

EAA was established by the German Federal Agency for Financial Market Stabilization (*Bundesanstalt für Finanzmarktstabilisierung*, the "FMSA") on December 11, 2009 as a major component of the German government's efforts to stabilize the financial markets after the financial crisis began in 2008. EAA's principal purpose is to take over and dispose of or wind up assets, liabilities and other risk exposures of WestLB AG and its German and foreign subsidiaries ("WestLB") in order to stabilize WestLB and the financial markets. WestLB was a financially troubled German regional state-owned bank (*Landesbank*) domiciled in the German state of North Rhine-Westphalia ("NRW"). Pursuant

*THEODOR-HEUSS-RING 9 50668 COLOGNE +49 (221) 80040-0 FACSIMILE +49 (221) 80040-199 to a restructuring plan that the German government had submitted to the European Commission in agreement with WestLB's shareholders and that the European Commission approved on December 20, 2011, agreements effecting the split up of WestLB were entered into in August of 2012.

EAA has taken over assets, liabilities and risk exposures of WestLB in several steps. The portfolio taken over from WestLB includes loans, securities, structured securities and equity investments. Many of the structured securities and loans in particular are connected to the distressed U.S. mortgage market and other U.S. sectors. The portfolio's composition is described in greater detail under "*EAA's Portfolio*" below.

EAA has received capital from its Participants (which we define and describe below) to fund its activities. This occurred upon its establishment as well as in connection with the transfer of assets, liabilities and risk exposures upon the split up of WestLB (as described under "*EAA's Portfolio*" below). EAA also received additional capital commitments from its Participants and the Special Financial Market Stabilization Fund (*Sonderfonds Finanzmarktstabilisierung*, the "FMS") in a total amount of €480,000,000. The Participants are individually liable to EAA and the FMS, acting through the FMSA, to offset all losses incurred by EAA in accordance with a liability cascade described under "*EAA's Government Support*" below. As described more fully under "*EAA's Government Support*" below, the FMS and the German state of NRW, the latter of which is EAA's largest Participant, bear the ultimate liability to offset all losses incurred by EAA.

1. EAA's Organization and Purpose

EAA, the German name of which is translated into English as "First Winding-Up Agency," is a structurally and financially independent public law institution (*Anstalt des öffentlichen Rechts*) with partial legal capacity operating under the umbrella of the FMSA, which is a public law institution under direct governmental control of the German Federal Ministry of Finance. The FMSA is tasked under German law with stabilizing the German financial markets and coping with the adverse impacts of the financial market crisis that began in 2008. It administers two special stabilization funds, the FMS, which was established by the Federal Republic of Germany in October 2008, and the Restructuring Fund (*Restrukturierungsfonds*), which was established at the beginning of 2011. The FMS, through the issuance of guarantees, the provision of funds for recapitalizations and the establishment of winding-up agencies (of which EAA is one), has enabled German financial institutions to enhance their capital, bridge liquidity gaps and offload risk positions and non-strategic business areas to "bad banks" under the aegis of the FMSA. As of December 31, 2012, the FMS will cease undertaking new stabilization measures, but continues to manage the measures in existence on that date, including the arrangements relating to EAA.

EAA's work is carried out on the basis of (i) Section 8a of the Financial Market Stabilization Fund Act (*Finanzmarktstabilisierungsfondsgesetz*, "FMStFG"), which gives the FMSA the authority to establish winding-up agencies, (ii) its charter, which was adopted and has been periodically amended by the FMSA pursuant to its statutory authority (the "Charter"), and (iii) a "winding-up plan," which is a special form of business plan that outlines details for the intended reduction of its portfolio. EAA's original winding-up plan was prepared in connection with the initial transfer from WestLB and approved by the FMSA and in connection with the subsequent transfers. The winding-up plan will be updated at least annually (subject to approval by the FMSA) as provided in the Charter. EAA's Participants, as well as its supervisory board and managing board, are required to act in accordance with the winding-up plan as in effect at any time. The portfolios of EAA are reviewed on an ongoing basis to determine whether and when selected assets or entire portfolios can be sold.

In order to perform its statutory function, EAA may engage in all types of banking and financial services transactions and all other transactions that directly or indirectly serve its purposes, except that it may not engage in a business – essentially, the acceptance of deposits from the public – that would require it to obtain a banking license in any member state of the European Union. EAA is therefore not a "credit institution" or "financial services institution" within the meaning of the German Banking Act (*Kreditwesengesetz*, the "Banking Act") or the EU Banking Directive (2006/48/EC).

EAA is supervised by the FMSA. Pursuant to the Charter, the purpose of FMSA's supervision is to ensure that EAA, including its governing bodies and its Participants, complies with the relevant statutory requirements, the Charter and the winding-up plan. Furthermore, the German Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*, the "BaFin") also supervises EAA. Under the Charter, the BaFin supervises EAA to ensure that EAA complies with those provisions of the Banking Act that are applicable to it. These include principally those provisions of the Banking Act covering BaFin oversight and instruction, large loans reporting, regulatory reporting, compliance and organizational matters (such as anti-money laundering rules and the BaFin's Minimum Requirements for Risk Management), regulatory audits, prohibitions and sanctions. The BaFin also has the obligation to ensure that EAA complies with the prohibition against business (in particular, the acceptance of deposits or other repayable funds from the public) that would require EAA to obtain a banking license.

EAA has five Participants (the "Participants"). These Participants' proportional interests in the capital of EAA are fixed in the Charter. EAA is not a share corporation, and the Participants' interests do not represent ownership rights. Participants' interests may be transferred only with the approval of the FMSA and the other Participants. They represent the proportions of EAA's capital that is attributable to each Participant and closely correspond to the proportion of the first €850 million of EAA's losses that are to be borne by each Participant (as more fully described under "*EAA's Government Support*" below), if that capital is exhausted. The respective interests in the capital of EAA broadly reflect the ultimate shareholdings in WestLB at the time of the initial asset transfer.

The following Participants participate in EAA's capital:

- The German state of NRW has a proportionate interest in EAA's capital of approximately 48.2%.

- The Savings Bank and Giro Association of the Rhineland (*Rheinischer Sparkassen- und Giroverband*, "RSGV"), and the Savings Bank Association of Westphalia-Lippe (*Sparkassenverband Westfalen-Lippe*, "SVWL" and together with RSGV, the "Savings Bank Associations") each have proportional interests in EAA's capital of approximately 25%. The Savings Bank Associations are the two regional umbrella organizations for the savings banks in the German state of NRW. They are both public law bodies (*Körperschaften öffentlichen Rechts*) that are more akin to unincorporated associations than to corporations, which are governed by the laws of the German state of NRW and funded by the savings banks located in their respective regions of the German state of NRW, *i.e.* the Rhineland or Westphalia-Lippe.

- The Regional Association of the Rhineland (*Landschaftsverband Rheinland*, "LVR") and the Regional Association of Westphalia-Lippe (*Landschaftsverband Westfalen-Lippe*, "LVWL" and, together with LVR, the "Regional Associations") each have proportional interests in EAA's capital of approximately 0.9%. The Regional Associations are municipal bodies that provide certain social services to the communities in NRW. Like the Savings Bank Associations, they are public law bodies that are regulated by the laws of the German state of NRW.

2. EAA's Government Support

The following is a description of the arrangements for apportioning the Participants' and the FMS's duty to provide capital to EAA and to offset EAA's losses. These arrangements were entered into by EAA, EAA's Participants and the FMS in connection with the final split-up of WestLB effective in August of 2012, as a result of discussions conducted in light of the statutory liability regime under Section 8a of the FMStFG. EAA refers to these arrangements as the "liability cascade." The liability cascade is in two parts: the capital "instruments" to which the Participants are parties and an apportionment of liability for losses in excess of EAA's capital.

Instruments. The FMS, acting through FMSA, and each of the Participants have individually entered into what EAA and its participants refer to as "instruments" with EAA in respect of the maintenance of EAA's capital level. Each instrument grants EAA a claim against the respective issuer of the instrument under certain circumstances (among other things, after having submitted to the relevant issuer of the instrument a notice as set out in the respective instrument) for an equity receivable in EAA's balance sheet of up to a maximum amount set forth in the following table. The claim is activated if, in EAA's annual, semi-annual or quarterly balance sheet, the level of equity would fall below an amount of €50 million. Should this occur, EAA is entitled to include in its equity that portion of the instruments which would allow EAA to report an equity capitalization level of €50 million in the results. The claim becomes dormant in the event, and to the extent, that in EAA's following annual, semi-annual or quarterly report, the level of equity capitalization exceeds €50 million. Alternatively, EAA may under certain circumstances request the payment of the required equity amounts. A repayment of such equity funds only becomes due if the level of equity capital exceeds €60 million (but only in an amount in excess of €50 million).

The instruments are arranged in two tiers. In the first tier, the Participants are required to make the following amounts available:

Participant	**Maximum Obligation in €**
NRW	72,500,000
RSGV	37,500,000
SVWL	37,500,000
LVR	1,250,000
LVWL	1,250,000
Total	**150,000,000**

In the second tier, the FMS is required to make available up to €330,000,000, which can only be drawn if all first tier instruments have been used in full or if the first tier instruments would be insufficient to preserve EAA's equity capitalization level. The instruments expire and cease to exist on December 31, 2028, at which time any portions that have been activated at the time of adoption of EEA's final account will permanently remain with EAA.

Excess Liability. In the event that EAA should incur losses during its lifetime, the following provisions are applicable.

Should EAA incur aggregated losses over its lifetime of not more than €850 million, each of the Participants is severally but not jointly liable to offset these losses in the following proportions:

Participant	Proportion in %	Maximum Obligation in €
NRW	48.2000	409,500,000
RSGV	25.0500	213,000,000
SVWL	25.0500	213,000,000
LVR	0.8500	7,250,000
LVWL	0.8500	7,250,000
Total	**100.0000**	**850,000,000**

Should EAA's losses exceed €850 million, the Participants and the FMS are severally but not jointly liable to offset these losses exceeding €850 million, up to the additional amount of €2,670 million, in the following proportions:

Participant	Proportion in %	Maximum Obligation in €
NRW	36.14981	965,200,000
RSGV	18.72659	500,000,000
SVWL	18.72659	500,000,000
LVR	0.65169	17,400,000
LVWL	0.65169	17,400,000
FMS	25.09363	670,000,000
Total	**100.00000**	**2,670,000,000**

Should EAA's losses exceed €3,520 million, the following Participants are severally but not jointly liable to offset these losses exceeding €3,520 million, up to the additional amount of €6,000 million, in the following proportions:

Participant	Proportion in %	Maximum Obligation in €
NRW	50.01668	3,001,000,000
RSGV	24.99166	1,499,500,000
SVWL	24.99166	1,499,500,000
Total	**100.00000**	**6,000,000,000**

Should EAA's losses exceed €9,520 million, NRW is liable to offset 50% of any losses exceeding €9,520 million without a further limit or cap. Furthermore, NRW and the FMS, the latter representing the FMSA, are severally but not jointly liable to offset the remaining 50% of any losses exceeding €9,520 million, without a further limit or cap, and will apportion the obligation on the basis of the FMStFG, as reflected in the following chart.

Participant	Proportion in %	Maximum Obligation in €
NRW	50.0	*Unlimited*
NRW and FMS	50.0	*Unlimited*
Total	**100.0**	***Unlimited***

The Participants are individually liable to EAA and the FMSA to offset all losses incurred by EAA in accordance with the liability cascade set forth above. Each Participant has the obligation, in accordance with the liability cascade, to provide EAA with such amounts and at such times as are necessary to ensure that EAA is always in a position to meet its liabilities at first request, even after EAA's liquid capital has been used up.

The duty of the two Savings Bank Associations to offset losses of EAA is capped at a combined total of €4.5 billion, and the German state of NRW has assumed liability for the fulfillment by the Savings Bank Associations of their respective duty to offset losses up to this cap of €4.5 billion. The Regional Associations' duty to offset EAA's losses is capped at a total of €51.8 million. The German state of NRW has also committed to EAA to ensure that the Regional Associations will satisfy their obligations as set forth in the Charter.

3. EAA's Portfolio

Prior to June 30, 2012, EAA had taken over assets, liabilities and risk exposures from WestLB totalling approximately €77.5 billion, approximately €32.2 billion of which it had wound down, disposed of or written down by that date. These assets, liabilities and risk exposures had been transferred in two tranches. A first portfolio comprising approximately €6.2 billion in structured securities was spun off from WestLB in December 2009 with retroactive effect to January 1, 2009. The larger portfolio, also referred to as the "principal portfolio," is comprised of loans, securities, structured securities and long-term equity investments. It was transferred to EAA on April 30, 2010 with retroactive effect to January 1, 2010 and was worth approximately €71.3 billion at the time of transfer. The first transfer was structured as a spin-off for purposes of acquisition (*Abspaltung zur Aufnahme*) pursuant to German corporate reorganization law and the FMStFG; the second was structured in part as a spin-off for purposes of acquisition and in part through other transfer mechanisms such as sub-participations, guarantees and actual transfers.

Separately from the transfer of assets in the first two tranches, EAA has, in connection with the split-up of WestLB effective in August of 2012, taken over further assets, liabilities and risk exposures from WestLB totalling approximately €100 billion from and after August 31, 2012, with retroactive economic effect as of (i) January 1, 2012 (with respect to banking book assets) and (ii) June 30, 2012 (with respect to trading book assets and new business generated in the first half of 2012). According to its restructuring plan, WestLB's assets and liabilities relating to the savings banks business, referred to as the "*Verbundbank*," were carved out and sold to Landesbank Hessen-Thüringen Girozentrale ("Helaba"). WestLB was also obliged to sell as many other business divisions as possible to third parties. All of WestLB's remaining assets, liabilities and risk exposures that were not transferred or sold to Helaba or third parties by June 30, 2012 were, pursuant to spin-off agreements, transferred to EAA with economic effect as of January 1, 2012 or June 30, 2012, as set forth above. The legal transfers of the assets, liabilities and risk exposures being transferred to EAA was effective upon entry of the spin-off agreements in the German commercial register on September 17, 2012. Since June 30, 2012, WestLB has no longer entered into any new banking business and instead has been transformed into a service and portfolio management bank named Portigon AG.

Based on the current portfolio, EAA expects to require a period of in excess of fifteen years to complete its statutory mandate, and expects its refinancing needs to include a substantial U.S. dollar component. Once the transferred assets, liabilities and other risk exposures have been fully wound up or liquidated, EAA will itself be dissolved by order of the FMSA. The duties of the Participants to offset losses incurred by EAA will survive EAA's dissolution.

4. Selling Restrictions

EAA plans to offer debt securities to institutional investors in the United States as part of its U.S. dollar refinancing activities. EAA intends to apply the proceeds of these securities issuances for general corporate purposes, including refinancing its assets and hedging certain risks. EAA uses its funding to service liabilities under securities WestLB had issued prior to the transfer to EAA and replace them as they mature to the extent necessary to provide EAA with working capital to fund its operations and the management of its portfolio. EAA also enters into transactions using derivative products to hedge against interest and exchange rate risks arising in its portfolio, frequently as a means to reduce the cost to carry positions in its portfolio while either optimizing them prior to disposition or permitting them to mature without incurring additional cost for German taxpayers. In addition, where loans or other assets in EAA's portfolio contain commitments for further financing, EAA may extend such additional financing as a part of its strategy to minimize losses from the portfolio by managing its reduction over time rather than liquidating positions on a rushed basis. As a rule, however, EAA does not finance new business, and its refinancing is accordingly related to the restructuring and management of its existing holdings.

EAA does not intend to market the debt securities to retail investors. As noted above, it is restricted from distributing the debt securities to retail investors under its agreement with the BaFin as a means of ensuring that it would not be deemed to be taking deposits from the public. Accordingly, the BaFin monitors EAA's compliance with the offering restrictions summarized below to ensure that EAA does not, through the distribution of its debt, become required to obtain a banking license. The offering restriction applicable to and included in all of EAA's offerings provides (in substantive effect) that each underwriter represents and agrees that it will offer, sell and deliver or otherwise convey the securities being offered only to the European Central Bank, any other central bank or institutional investors such as banks, insurers or other entities or persons which are regularly engaged in or established for the purposes of making, purchasing or investing in loans, securities or other financial assets, and not to the general public. To effect this offering restriction in offerings in the United States in the context of the U.S. securities laws and rules, EAA intends to limit investors in any distribution of debt securities in the United States to institutional accredited investors (meaning investors defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act of 1933) and to exclude all natural persons. In addition, EAA applies a minimum denomination of €100,000 to its issuances consistent with the above and would apply a similar minimum denomination to its U.S. issuances.

II. 1940 Act Status

Section 3(a)(1)(C) of the 1940 Act defines an investment company to include any issuer engaged in the business of investing, reinvesting, owning, holding or trading in securities, and that owns or proposes to acquire investment securities having a value exceeding 40% of the issuer's total assets. EAA holds assets, including loans, government bonds, and securitizations, that would be considered "securities." As a result, EAA may be deemed to be an "investment company" under the 1940 Act.

However, we believe that EAA falls outside the scope of the kinds of entities and activities intended to be regulated by the 1940 Act. As a winding-up agency created by German statute with a purely public policy purpose relating to Germany's management of the fallout of the financial crisis, it is similar to the governmental agencies to which the Staff has previously granted no-action relief and the Commission has granted exemptive relief from the application of the 1940 Act. In addition, the facts that the German federal government and the German state of NRW, taken together, stand behind 100% of the obligations with respect to the securities issued by EAA and that EAA intends to offer its debt securities in the United States only to institutional accredited investors (meaning investors defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act of 1933) and to exclude all natural persons, place it in line with previous issuers to which the Staff has granted such relief. We believe that, on the facts presented and on the basis of prior positions, the Staff could conclude that granting such relief to EAA will be consistent with the protection of investors, and more broadly, consistent with the purpose of the 1940 Act.

1. <u>EAA's Organization and Purpose Are Substantially Similar to Those of Several Entities Granted No-Action Relief from the 1940 Act</u>

Section 2(b) of the 1940 Act, in relevant part, states that:

[n]o provision in this title shall apply to, or be deemed to include, the United States, a state, or any political subdivision of a state, or any agency, authority, or instrumentality of any one or more of the foregoing, or any corporation which is wholly owned directly or indirectly by any one or more of the foregoing ....

The Staff has granted no-action relief in the past to instrumentalities of political subdivisions that had the statutory (and public) purpose of unwinding and disposing of troubled assets following a financial crisis. EAA has a purpose closely comparable to those of these entities.

In *Resolution Trust Corp.* (Available July 18, 1991), the Staff granted no-action relief to the Resolution Trust Corporation ("<u>RTC</u>"), if it did not register under the 1940 Act in reliance on Section 2(b). RTC was created under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("<u>FIRREA</u>"), and was given the statutory task of "conducting its operations in a manner that maximizes the value from the sale or other disposition of thrift assets, minimizes the impact of these transactions on local real estate and financial markets and the amount of any loss realized in the resolution of these cases, [and] makes efficient use of funds obtained from the Department of Treasury."

Similarly, in *Resolution Funding Corp.* (Available October 20, 1989), the Staff concurred that Resolution Funding Corporation ("<u>RFC</u>"), which was also created under FIRREA and had as a purpose "managing and resolving liquidation and other restructuring matters relating to savings and loan associations," was a corporation "wholly owned directly or indirectly" by the United States or an instrumentality of the United States for purposes of section 2(b) of the 1940 Act and, therefore, RFC was not required to register under the 1940 Act.

Both RTC and RTF, in analyzing the need to register under the 1940 Act, relied on Section 2(b) of the 1940 Act. We believe that if EAA were a U.S. entity, the 1940 Act would not apply to it pursuant to Section 2(b). EAA has substantially the same purpose and legal status as RTC and RFC. Like RTC and RFC, EAA has a purpose of holding and eventually selling assets with the view to maximize returns in order to mitigate state losses. Except for the fact that EAA is a political instrumentality of a foreign political entity and not of the United States, this reasoning would apply to EAA.[1]

2. <u>Like Other Issuers Granted Exemptive Relief or Granted No-Action Relief from the 1940 Act, EAA's Obligations Benefit from Unconditional State Support</u>

A number of other issuers that have received relief from the application of the 1940 Act have, like EAA with its unconditional undertakings of support from the German federal government and German state of NRW as described above, had the benefit of unconditional undertakings from sovereign entities or political subdivisions thereof. In *Queensland Government Development Authority* (Notice of Application Available on June 4, 1986; Order for Exemption Available June 27, 1986), Queensland Government Development Authority ("<u>Queensland Development</u>"), the central financing and liability management authority for the State of Queensland, received an order of exemption from all the provisions of the 1940 Act. The Order was obtained to allow Queensland Development to issue and sell commercial paper in the United States. In connection with obtaining that Order, Queensland Development and Queensland agreed that Queensland would guarantee Queensland Development's commercial paper offerings made in the United States. In addition, the commercial paper would not be offered for sale to the general public, but instead would be sold through one or more commercial paper dealers to institutional investors. Like EAA, Queensland Development was "a statutory body with characteristics different from types of investment companies at which the [1940] Act was generally directed and for which its substantive provisions are necessary or suitable." Similarly, in *Municipality Finance*, as discussed above, the Staff granted no-action relief to Municipality Finance, a public entity that acted as a finance vehicle for Finnish municipalities. Municipality Finance benefited from a guarantee from a public Finnish pensions authority. In both *Queensland Development* and *Municipality Finance*, such state support reduced the likelihood that investors would need the protections of the 1940 Act. Since the unconditional support undertakings of the German state of NRW and the German federal government similarly reduce the risk that investors would need the protections that the 1940 Act affords, the grant of no-action relief to EAA is consistent with the prior positions of the Staff and Commission.

---

1 *See* Municipality Finance Ltd., SEC Staff No-Action Letter (April 28, 1994) (in the Staff's no-action letter to Municipality Finance, in footnote 2, the staff noted Municipality Finance's belief that they "would fall within Section 2(b) of the 1940 Act if that that exclusion applied to non-U.S. governments and their agencies and instrumentalities.")

3. Like Other Issuers Granted Relief from the 1940 Act, EAA Will Not Offer Its Securities to Retail Investors

Further supporting a determination that no-action relief will be "consistent with the protection of investors," EAA will not offer its debt securities to retail investors. In *Dexia Municipal Agency* (Available December 26, 2007), the Staff provided no-action relief from registering under the 1940 Act to Dexia Municipal Agency ("Dexia"), a French credit institution, in connection with a proposed offering of debt instruments in the United States through private offerings.[2] Dexia argued that since it would only sell its securities in a private U.S. offering investors did "not need the same level of protections under the 1940 Act … as would be the case if retail investors were involved." Similarly, Queensland Development did not offer its securities to retail investors, a fact further indicating that investors did not need the protection of the 1940 Act. Like Dexia and Queensland Development, EAA intends to sell debt securities in the United States to institutional accredited investors (meaning investors defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act of 1933) who the Commission has previously determined do not require the same level of protections under the 1940 Act or the Securities Act of 1933 as would be the case if retail investors were involved. We accordingly believe that the requested no-action relief for EAA would be "consistent with the protection of investors."

On behalf of EAA, we request the assurance of the Staff of the Division of Investment Management that it would not recommend enforcement action to the SEC under Section 7(d) of the 1940 Act if EAA issues debt securities in the United States to non-retail investors without registration under the 1940 Act.

Please call the undersigned at +49-69-97103-0 if you have any questions.

Very truly yours,

Ward A. Greenberg

---

2 The Staff provided no-action relief from Section 7 of the 1940 Act relying, in part, on Section 3(c)(5)(B).

1568283